Exhibit 99.1

BEST Inc. Announces Unaudited First Quarter 2023 Financial Results

The Company Plans to Reach Group Profitability by the End of 2023

HANGZHOU, China, May 31, 2023 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Johnny Chou, Founder, Chairman and CEO of BEST, commented, “We delivered exceptionally strong financial improvements in the first quarter of 2023 despite the traditionally slow first quarter and lingering impact from COVID. We significantly improved our bottom line by narrowing our net loss by 32.2% year over year, with BEST Supply Chain Management delivering profitability for the quarter and BEST Freight turning profitable in February and March.

“We have seen a strong recovering trend in consumer consumption post-COVID pandemic and demand for Freight services is increasing. In addition, many enterprises are developing into multiple sales channels to expand their market coverage and the demand for integrated logistics service partners with higher-level service capabilities is escalating. Our dedication to service quality, digital transformation, and customer satisfaction in the past quarters have made us more resilient and placed BEST in a strong position to quickly respond to the increasing market demand.

“During the first quarter, BEST Freight’s recovery accelerated with total Freight volume growing by 5.1% year over year. This uptick has continued in April with volume further increased by 20.3% year over year and this growth momentum is expected to continue throughout 2023. BEST Supply Chain Management maintained robust growth as well. In the first quarter, its revenue increased by 7.7% year over year and its gross margin expanded to 8.2%.

“As economy in the Southeast Asia recovered rapidly, the volume of its e-commerce business also surged and boosted the growth of cross-border activities. With our adjusted business strategy and realigned organization, BEST Global has significantly enhanced its service capabilities and became more resilient to take on this growing market opportunity. In the first quarter, BEST Global’s cross-border volume increased by 60% quarter over quarter and its parcel volume started the fast recovering trend.

“Moving through 2023, we are confident that our commitment to operational excellence, combined with the synergistic opportunities across our core business lines will improve BEST’s overall competitive position and drive sustainable growth and profitability,” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, added, “With effective cost controls and operating efficiency improvements, our Group’s gross margin has improved by 3.8 percentage points and net loss narrowed by 32.2% year over year for the first quarter of 2023. In addition, both BEST Freight and BEST Supply Chain Management generated positive cash flow from their operations during the quarter. We had a solid balance of cash and cash equivalents, restricted cash, and short-term investments of RMB3.2 billion at the end of the first quarter. Through our continued focus on service quality, digital transformation and synergies among our business lines, we expect to achieve Group profitability by the end of 2023.”

FINANCIAL HIGHLIGHTS(1)

For the First Quarter Ended March 31, 2023:(2)

●	Revenue was RMB1,715.3 million (US$249.8 million), compared to RMB1,802.6 million in the first quarter of 2022. The decrease was primarily due to lower Global volume, which caused by the lingering impact of the COVID and reduced volume from some major e-commerce platforms.

●	Gross loss was RMB8.5 million (US$1.2 million), compared to gross loss of RMB76.8 million in the first quarter of 2022. The improvement was primarily due to improved operating efficiency, the majority of which was attributable to BEST Freight and Supply Chain Management. Gross Loss Margin was 0.5%, compared to 4.3% in the first quarter of 2022.

●	Net Loss from continuing operations was RMB257.6 million (US$37.5 million), compared to RMB379.9 million in the first quarter of 2022. Non-GAAP Net Loss from continuing operations(3)(4) was RMB245.5 million (US$35.8 million), compared to RMB359.2 million in the first quarter of 2022.

●	Diluted loss per ADS(5) from continuing operations was negative RMB12.38 (US$1.8) upon implementation of our ADS ratio change on April 4, 2023, compared to negative RMB18.4 in the first quarter of 2022 .Non-GAAP diluted loss per ADS(3)(4) from continuing operations was negative RMB11.77(US$1.71), compared to negative RMB17.34 in the first quarter of 2022.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

●	EBITDA(6) from continuing operations was negative RMB218.9 million (US$31.9 million), compared to negative RMB315.3 million in the first quarter of 2022. Adjusted EBITDA(3)(5) from continuing operations was negative RMB206.8 million (US$30.1 million), compared to negative RMB294.6 million in the first quarter of 2022.

BUSINESS HIGHLIGHTS(7)

BEST Freight – Despite the first quarter seasonality and the lingering effects of COVID, BEST Freight showed swift recovery. BEST Freight’s volume for the quarter increased by 5.1% year over year. Its gross loss and net loss narrowed by 96.4% and 53.6%, respectively, both year over year. BEST Freight’s e-commerce volume contributed 21.5% of its total volume.

Looking ahead, BEST Freight will continue to develop digital transformation to improve its operating efficiency, leverage BEST Supply Chain Management customer base to capitalize on additional opportunities and develop the fulfillment franchise to further increase BEST Freight’s service network.

BEST Supply Chain Management – During the first quarter of 2023, the Company continued to grow its distribution capabilities (“Cloud OFCs”) while expanding our service coverage into auto-parts and pharmaceutical markets. As a result, its revenue and distribution volume increased by 7.7% and 18.2% year over year, respectively. BEST Supply Chain Management’s gross margin for the first quarter of 2023 was 8.2%, improving by 3.9 ppts year over year with a net profit of RMB 0.4 million.

As BEST Supply Chain Management remains the center of our synergistic logistics ecosystem, we have been focusing heavily on the digital transformation to improve our operating efficiency and enhance system interconnectivity with our customers. This differentiates our market offerings and brings us additional competitive advantages. At the same time, we will continue to develop and accelerate BEST Supply Chain Management’s franchised fulfillment capabilities to further expand the network and improve its service capabilities.

BEST Global – Post COVID, economy of the Southeast Asia recovered rapidly and the volume of its e-commerce business surged. The growth of cross-border activities between China and the Southeast Asia also accelerated. The volume of BEST Global’s cross-border business increased in Q1 by approximately 60% quarter over quarter and its coverage for small- and medium-sized enterprises in Southeast Asia increased by approximately 15% year over year. With our adjusted business strategies and realigned organization, BEST Global has significantly enhanced its service capabilities and started recovering its parcel volume. We expect BEST Global to continue its fast recovery and growth throughout 2023.

Others – The Company continued to wind down its Capital business line and expects to complete the wind-down by the end of 2023.

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

Key Operational Metrics

	Three Months Ended			% Change YOY
	March 31, 2021	March 31, 2022	March 31, 2023	2022 vs 2021	2023 vs 2022
Freight Volume (Tonne in ‘000)	1,945	1,683	1,769	(13.5)%	5.1%
Supply Chain Management Distribution Volume (Tonne in ‘000)	270	330	390	22.2%	18.2%
Global Parcel Volume in Southeast Asia (in ‘000)	30,841	38,390	27,053	24.5%	(29.5)%

FINANCIAL RESULTS(8)

For the First Quarter Ended March 31, 2023:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	March 31, 2022		March 31, 2023
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Freight	1,092,814	60.6%	1,051,873	153,165	61.3%	(3.7)%
Supply Chain Management	408,962	22.7%	440,254	64,106	25.7%	7.7%
Global	268,709	14.9%	197,028	28,689	11.5%	(26.7)%
Others(9)	32,100	1.8%	26,107	3,801	1.5%	(18.7)%
Total Revenue	1,802,585	100.0%	1,715,262	249,761	100.0%	（4.8)%

●	Freight Service Revenue was RMB1,051.9 million (US$153.2 million) for the first quarter of 2023, compared to RMB1,092.8 million in the same period of last year; Freight service revenue decreased by 3.7% year over year primarily resulting from the wind-down of UCargo business units.

●	Supply Chain Management Service Revenue increased by 7.7% year over year to RMB440.3 million (US$64.1 million) for the first quarter of 2023, up from RMB409 million in the same period of last year, primarily attributable to an expanded customer base and increased volume from existing customers.

(8) All numbers represented the financial results from continuing operations, unless otherwise stated.

(9) “Others” Segment primarily represents Capital business units

●	Global Service Revenue decreased by 26.7% year over year to RMB197 million (US$28.7 million) for the first quarter of 2023 from RMB268.7 million in the same period of last year, primarily due to the impact of COVID and reduced volume from some major e-commerce platforms.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	March 31, 2022		March 31, 2023			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Freight	(1,170,314)	107.1%	(1,054,635)	(153,567)	100.3%	(6.8ppt)
Supply Chain Management	(391,207)	95.7%	(404,350)	(58,878)	91.8%	(3.9ppt)
Global	(285,678)	106.3%	(249,204)	(36,287)	126.5%	20.2ppt
Others	(32,225)	100.4%	(15,538)	(2,263)	59.5%	(40.9ppt)
Total Cost of Revenue	(1,879,424)	104.3%	(1,723,727)	(250,994)	100.5%	(3.8ppt)

●	Cost of Revenue for Freight was RMB1,054.6 million (US$153.6 million), or 100.3% of revenue in the first quarter of 2023. The 6.8 ppts decrease year over year in cost of revenue as a percentage of revenue was mainly due to higher volume and improved efficiency.

●	Cost of Revenue for Supply Chain Management was RMB404.4 million (US$58.9million), or 91.8% of revenue in the first quarter of 2023. The 3.9 ppts decrease year over year in cost of revenue as a percentage of revenue was primarily due to improved operating efficiency and customer structure optimization.

●	Cost of Revenue for Global was RMB249.2 million (US$36.3 million), or 126.5% of revenue in the first quarter of 2023. The 20.2 ppts increase year over year in cost of revenue as a percentage of revenue was primarily due to lower parcel volume.

●	Cost of Revenue for Others was RMB15.5 million (US$2.3 million), or 59.5% of revenue in the first quarter of 2023，representing a 40.9 ppts decrease year over year basis.

Gross loss was RMB8.5 million (US$1.2 million) in the first quarter of 2023, compared to gross loss of RMB76.8 million in the first quarter of 2022.Gross Margin was negative 0.5%, compared to negative 4.3% in the first quarter of 2022.

Operating Expenses

Selling, General and Administrative Expenses were RMB247.7 million (US$36.1 million) or 14.4% of revenue in the first quarter of 2023, compared to RMB255.0 million, or 14.1% of revenue in the first quarter of 2022. There was a one-off charge of RMB36.9 million in the first quarter of 2023. Excluding this one-off charge, SG&A expenses decreased by 17.3% year over year due to reduced employee headcount.

Research and Development Expenses were RMB28.7 million (US$4.2 million), or 1.7% of revenue in the first quarter of 2023, compared to RMB33.2 million, or 1.8% of revenue in the first quarter of 2022, primarily due to reduced employee headcount.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB12.1 million (US$1.8 million) in the first quarter of 2023, compared to RMB20.7 million in the first quarter of 2022. In the first quarter of 2023, RMB0.04 million (US$0.01 million) was allocated to cost of revenue, RMB0.5 million (US$0.08 million) was allocated to selling expenses, RMB10.5 million (US$1.5 million) was allocated to general and administrative expenses, and RMB1.1 million (US$0.2 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the first quarter of 2023 was RMB257.6 million (US$37.5 million), compared to RMB379.9 million in the first quarter of 2022. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions, Non-GAAP Net Loss from continuing operations in the first quarter of 2023 was RMB245.5million (US$35.8 million), compared to RMB359.2 million in the first quarter of 2022.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the first quarter of 2023 was negative RMB12.38 (US$1.8) upon implementation of our ADS ratio change on April 4, 2023, compared to negative RMB18.4 in the same period of 2022. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, non-GAAP diluted loss per ADS from continuing operations in the first quarter of 2023 was negative RMB11.77(US$1.71), compared to negative RMB17.34 in the first quarter of 2022. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the first quarter of 2023 was negative RMB206.8 million (US$30.1 million), compared to negative RMB294.6 million in the same period of 2022. Adjusted EBITDA Margin from continuing operations in the first quarter of 2023 was negative 12.1%, compared to negative 16.3% in the same period of 2022.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2023, cash and cash equivalents, restricted cash and short-term investments were RMB3,171.8 million (US$461.9 million), compared to RMB5,261.1 million as of March 31, 2022. In 2022, the Company bought back approximately US$200 million (RMB1.4 billion) aggregate principal amount of its existing Convertible Senior Notes due 2024.

Net Cash Used In Continuing Operating Activities

Net cash used in continuing operating activities in the first quarter of 2023 was RMB163.2 million (US$23.8 million), compared to RMB304.1 million of net cash used in continuing operating activities in the same period of 2022. The decrease in net cash used in operating activities was mainly due to the decreased net loss in the first quarter of 2023.

SHARES OUTSTANDING

As of May 18, 2023, the Company had approximately 396.8 million ordinary shares outstanding(10). Each American Depositary Share represents twenty (20) Class A ordinary shares.

As previously announced, effective from April 4, 2023, the Company has changed the ratio of its American Depositary Shares to its Class A ordinary shares, par value US$0.01 per share, from the original ADS ratio of one (1) ADS to five (5) Class A ordinary share, to a new ADS ratio of one (1) ADS to twenty (20) Class A ordinary shares.

FINANCIAL GUIDANCE

The Company confirms its guidance for total revenue between RMB9.0 billion and RMB9.5 billion for the full year of 2023.

This forecast reflects the Company’s current and preliminary view based on its current business situation and market conditions, which are subject to change.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on May 30, 2023 (9:00 am Beijing Time on May 31, 2023), to discuss its financial results and operating performance for the first quarter of 2023.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 5937235

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

A replay of the conference call will be accessible through June 15, 2023 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 2605618

Please visit the Company's investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management, and global logistics services. BEST's mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Revenue
Freight	1,092,814	1,051,873	153,165
Supply Chain Management	408,962	440,254	64,106
Global	268,709	197,028	28,689
Others	32,100	26,107	3,801
Total Revenue	1,802,585	1,715,262	249,761
Cost of Revenue
Freight	(1,170,314)	(1,054,635)	(153,567)
Supply Chain Management	(391,207)	(404,350)	(58,878)
Global	(285,678)	(249,204)	(36,287)
Others	(32,225)	(15,538)	(2,263)
Total Cost of Revenue	(1,879,424)	(1,723,727)	(250,994)
Gross Loss	(76,839)	(8,465)	(1,233)
Selling Expenses	(54,926)	(53,817)	(7,836)
General and Administrative Expenses	(200,054)	(193,890)	(28,233)
Research and Development Expenses	(33,175)	(28,697)	(4,179)
Other operating income/(expense), net	2,640	(1,366)	(199)
Loss from Operations	(362,354)	(286,235)	(41,679)
Interest Income	15,618	21,678	3,157
Interest Expense	(26,422)	(17,621)	(2,566)
Foreign Exchange Gain	4,845	14,724	2,144
Other Income	16,109	5,224	761
Other Expense	(27,476)	(651)	(95)
Gain on change in fair value of derivative	-	5,392	785
Loss before Income Tax and Share of Net Loss of Equity Investees	(379,680)	(257,489)	(37,493)
Income Tax Expense	(219)	(138)	(20)
Loss before Share of Net loss of Equity Investees	(379,899)	(257,627)	(37,513)
Share of Net Loss of Equity Investees	-	-	-
Net Loss from continuing operations	(379,899)	(257,627)	(37,513)
Net gain/(loss) from discontinued operations	(284)	-	-
Net Loss	(380,183)	(257,627)	(37,513)
Net loss attributable to non-controlling interests	(20,878)	(13,428)	(1,955)
Net Loss attributable to BEST Inc.	(359,305)	(244,199)	(35,558)

Summary of Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31,2022	As of March 31, 2023
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	533,481	1,210,856	176,314
Restricted Cash	399,337	399,832	58,220
Accounts and Notes Receivables	691,324	693,003	100,909
Inventories	16,480	12,408	1,807
Prepayments and Other Current Assets	777,842	697,671	101,589
Short-term Investments	725,043	69,190	10,075
Amounts Due from Related Parties	76,368	64,692	9,420
Lease Rental Receivables	43,067	33,485	4,876
Total Current Assets	3,262,942	3,181,137	463,209
Non-current Assets
Property and Equipment, Net	784,732	753,971	109,787
Intangible Assets, Net	75,553	80,591	11,735
Long-term Investments	156,859	186,859	27,209
Goodwill	54,135	54,135	7,883
Non-current Deposits	50,767	47,426	6,906
Other Non-current Assets	75,666	78,803	11,475
Restricted Cash	1,545,605	1,491,945	217,244
Lease Rental Receivables	40,188	37,917	5,521
Operating Lease Right-of-use Assets	1,743,798	1,590,694	231,623
Total non-current Assets	4,527,303	4,322,341	629,382
Total Assets	7,790,245	7,503,478	1,092,591
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	79,148	48,044	6,996
Convertible Senior Notes held by related parties	522,744	516,049	75,143
Convertible Senior Notes held by third parties	77	76	11
Short-term Bank Loans	183,270	334,131	48,653
Accounts and Notes Payable	1,430,004	1,497,933	218,116
Income Tax Payable	1,563	1,646	240
Customer Advances and Deposits and Deferred Revenue	277,737	278,800	40,596
Accrued Expenses and Other Liabilities	1,145,654	1,099,530	160,104
Financing Lease Liabilities	11,873	1,379	201
Operating Lease Liabilities	544,262	541,998	78,921
Amounts Due to Related Parties	1,315	720	105
Total Current Liabilities	4,197,647	4,320,306	629,085

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2022	As of March 31, 2023
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	522,744	516,049	75,143
Long-term borrowings	381	20	3
Operating Lease Liabilities	1,292,057	1,160,544	168,988
Financing Lease Liabilities	26,024	1,102	160
Other Non-current Liabilities	18,752	38,046	5,540
Long-term Bank Loans	928,894	918,870	133,798
Total Non-current Liabilities	2,788,852	2,634,631	383,632
Total Liabilities	6,986,499	6,954,937	1,012,717
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865	27,938
Total mezzanine equity	191,865	191,865	27,938
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,784
Treasury Shares	-	(4,283)	(624)
Additional Paid-In Capital	19,481,417	19,493,515	2,838,476
Accumulated Deficit	(18,934,860)	(19,179,059)	(2,792,687)
Accumulated Other Comprehensive Income	124,464	118,583	17,267
BEST Inc. Shareholders’ Equity	697,009	454,744	66,216
Non-controlling Interests	(85,128)	(98,068)	(14,280)
Total Shareholders’ Equity	611,881	356,676	51,936
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	7,790,245	7,503,478	1,092,591

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Net cash used in continuing operating activities	(304,096)	(163,187)	(23,762)
Net cash used in operating activities	(304,096)	(163,187)	(23,762)
Net cash (used in)/generated from continuing investing activities	(879,542)	683,000	99,453
Net cash (used in)/generated from investing activities	(879,542)	683,000	99,453
Net cash (used in)/generated from continuing financing activities	(145,284)	117,619	17,127
Net cash (used in)/generated from financing activities	(145,284)	117,619	17,127
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	(23,555)	(13,222)	(1,925)
Net (decrease)/increase in Cash and Cash Equivalents, and Restricted Cash	(1,352,477)	624,210	90,892
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	5,316,148	2,478,423	360,886
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,963,671	3,102,633	451,778
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	3,963,671	3,102,633	451,778

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 4 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(11)	Total
Net Loss	(80,238)	376	(111,867)	(20,362)	(45,536)	(257,627)
Add
Depreciation & Amortization	19,316	8,648	9,232	509	4,952	42,657
Interest Expense	-	-	-	-	17,621	17,621
Income Tax Expense	-	-	(11)	149	-	138
Subtract
Interest Income	-	-	-	-	(21,678)	(21,678)
EBITDA	(60,922)	9,024	(102,646)	(19,704)	(44,641)	(218,889)
Add
Share-based Compensation Expenses	1,852	788	650	20	8,783	12,093
Adjusted EBITDA	(59,070)	9,812	(101,996)	(19,684)	(35,858)	(206,796)
Adjusted EBITDA Margin	(5.62)%	2.23%	(51.77)%	(75.40)%	-	(12.06)%

	Three Months Ended March 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(12)	Total
Net Loss	(173,111)	(20,768)	(70,976)	(57,376)	(57,668)	(379,899)
Add
Depreciation & Amortization	20,257	10,484	5,110	13,317	4,391	53,559
Interest Expense	-	-	-	-	26,422	26,422
Income Tax Expense	-	12	18	189	-	219
Subtract
Interest Income	-	-	-	-	(15,618)	(15,618)
EBITDA	(152,854)	(10,272)	(65,848)	(43,870)	(42,473)	(315,317)
Add
Share-based Compensation Expenses	2,953	1,822	2,428	143	13,337	20,683
Adjusted EBITDA	(149,901)	(8,450)	(63,420)	(43,727)	(29,136)	(294,634)
Adjusted EBITDA Margin	(13.7)%	(2.1)%	（23.6)%	(136.2)%	-	(16.3)%

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 5 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended March 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(13)	Total
Net Loss	(80,238)	376	(111,867)	(20,362)	(45,536)	(257,627)
Add
Share-based Compensation Expenses	1,852	788	650	20	8,783	12,093
Non-GAAP Net Loss	(78,386)	1,164	(111,217)	(20,342)	(36,753)	(245,534)
Non-GAAP Net Loss Margin	(7.45)%	0.26%	(56.45)%	(77.92)%	-	(14.31)%

	Three Months Ended March 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(14)	Total
Net Loss	(173,111)	(20,768)	(70,976)	(57,376)	(57,668)	(379,899)
Add
Share-based Compensation Expenses	2,953	1,822	2,428	143	13,337	20,683
Non-GAAP Net Loss	(170,158)	(18,946)	(68,548)	(57,233)	(44,331)	(359,216)
Non-GAAP Net Loss Margin	(15.6)%	(4.6)%	(25.5)%	(178.3)%	-	(19.9)%

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 6 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended March 31,
	2023
(In ‘000)	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(244,199)	(35,558)
Add
Share-based Compensation Expenses	12,093	1,761
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(232,106)	(33,797)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	394,377,251	394,377,251
Diluted (Non-GAAP)	394,377,251	394,377,251
Diluted loss per ordinary share	(0.62)	(0.09)
Add
Non-GAAP adjustment to net loss per ordinary share	0.03	-
Non-GAAP diluted loss per ordinary share	(0.59)	(0.09)

Diluted loss per ADS	(12.38)	(1.80)
Add
Non-GAAP adjustment to net loss per ADS	0.61	0.09
Non-GAAP diluted loss per ADS	(11.77)	(1.71)